UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ever-Glory International Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

299766105
(CUSIP Number)

KANG Yihua
President/CEO
100 North Barranca Avenue, #810
West Covina, California 91791
(626) 839-9116
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 6, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	299766105	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Yan Xiaodong
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)
(b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
33,910,256
8	SHARED VOTING POWER
0
9	SOLE DISPOSITIVE POWER
33,910,256
10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,910,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	G
(SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
62.9%
14	TYPE OF REPORTING PERSON
IN

Item 1.                     Security and Issuer.

This Schedule 13D (“Statement”) relates to the common stock, par value $0.0001 per share, of Ever-Glory International Group, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 100 North Barranca Avenue, #810, West Covina, California 91791.

Item 2.                     Identity and Background.

(a) The Statement is filed by Yan Xiaodong (“Reporting Person”).

(b) The address of the Reporting Person is 100 North Barranca Avenue, #810, West Covina, California 91791.

(c) The Reporting Person is the director of Ever-Glory Enterprises (H.K.) Ltd. located at Akara Building, 24 De Castro Street, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person, during the last five years, was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.                       Source and Amount of Funds or Other Consideration.

33,910,256 shares of common stock were acquired by Ever-Glory Enterprises (HK) Ltd., a British Virgin Islands company (“EGLY HK”) in exchange for the EGLY HK’s ownership interests of (i) Nanjing Catch-Luck Garments Co., Ltd. (“Catch-Luck”), a Chinese limited liability company and wholly owned subsidiary of EGLY HK, pursuant to a Agreement for the Purchase and Sale of Stock dated June 26, 2006 as amended on August 31, 2006 (the “Catch-Luck Agreement”) by and among the Issuer, Perfect Dream, Ltd., Catch Luck and EGLY HK and (ii) Nanjing New-Tailun Garments Co. Ltd. (“New Tailun”), a Chinese limited liability company and wholly-owned subsidiary of EGLY HK pursuant to an Agreement for the Purchase and Sale of Stock dated December 30, 2006 (the “New Tailun Agreement”) by and among the Issuer, Perfect Dream, Ltd., New Tailun and EGLY HK.  All of the issued and outstanding shares of common stock of Catch-Luck and New Tailun were exchanged for 33,910,256 shares of the Issuer’s common stock and other consideration pursuant to the Catch-Luck Agreement and the New Tailun Agreement.  The Reporting Person is the sole shareholder, officer and director of EGLY HK therefore has indirect beneficial ownership of the 33,910,256 shares of common stock of the Issuer issued to EGLY HK pursuant to the Catch-Luck Agreement and the New Tailun Agreement.

Item 4.                     Purpose of Transaction.

The purpose of the acquisition of the shares of common stock of the Issue is disclosed in Item 3 above.

Item 5.                     Interest in Securities of the Issuer.

(a) The Reporting Person is the beneficial owner of an aggregate of 33,910,256 shares of common stock of the Issuer and has sole voting and investment power with respect thereto.  The Issuer has 53,889,897 shares of common stock outstanding as of September 11, 2007.  Based on that reported number of shares outstanding, the Reporting Person has beneficial ownership of approximately 62.9% of the outstanding shares of common stock.

(b) The Reporting Person has sole power to vote or to direct to vote and sole power to dispose or to direct the disposition of 33,910,256 shares of common stock.

(c) Not applicable.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

(e) Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.                     Material to be Filed as Exhibits.

Exhibit 1—Agreement for the Purchase and Sale of Stock dated June 26, 2006 (incorporated by reference to Exhibit 2.1 of current report on Form 8-K filed on June 29, 2006).

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2007

/s/ Yan Xiaodong
Yan Xiaodong